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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Brazil’s Azul becomes the E195-E2 Launch Operator

São José dos Campos, Brazil, March 9, 2017 – Embraer announced today that Azul Brazilian Airlines, the largest operator of the E195s current-generation in the world, will be the launch operator of the E195-E2. Azul’s contract with Embraer is for up to 50 aircraft, being 30 firm orders and 20 purchase rights.

“Azul played a key role in the E195-E2 development, actively participating in the design specification of the aircraft and helping Embraer design the most efficient single-aisle aircraft in the market today,” said John Slattery, President & CEO, Embraer Commercial Aviation. “The significance of having Azul aboard the E2 Program and to now identifying them the launch operator can be summarized in two words: trust and partnership.”

Currently, the Brazilian airline has a total of 73 E-Jets in service. The E195-E2s will be configured by Azul in a comfortable single-class layout with 130 seats and the aircraft will entry into service with the airline in the first half of 2019.

The E-Jets E2 backlog has 275 firm orders, in addition to Letters of Intent, options and purchase rights covering another 415 aircraft, totaling 690 commitments from airlines and leasing companies.

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and over 1,300 deliveries, redefining the traditional concept of regional aircraft by operating across a broad range of business applications.

About Azul Brazilian Airlines

Azul, the largest airline in Brazil by number of cities served, offers more than 800 daily flights to 102 destinations. With a fleet of 124 aircraft and more than 10,000 crewmembers, the company currently has a 32% share of departures of the Brazilian aviation market. Among other awards, Azul was named best low cost carrier in South America for the fifth consecutive time by Skytrax in 2015 and best low cost carrier in the world by CAPA in 2012. The airline also had best on-time performance in Brazil in 2014 and was recognized by FlightStats as having the best on-time performance in South America in 2012. For more information visit www.voeazul.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Saulo Passos	Alyssa Ten Eyck	Guy Douglas	Mirage Zhong	Nilma Missir-Boissac
press@embraer.com.br	aeyck@embraer.com	guy.douglas@nl.embraer.com	mirage.zhong@bjs.embraer.com	nilma.boissac@sin.embraer.com
Cell: +55 11 94254 4017	Cell: +1 954 383 0460	Cell: +31 (0)657120121	Cell: +86 185 1378 5180	Cell: +65 9012 8428
Tel.: +55 11 3040 1799	Tel.: +1 954 359 3847	Tell: +31 (0)202158109	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer